EXHIBIT 15(b)



Sears, Roebuck and Co.
Sears Tower
Chicago, Illinois

We have reviewed, in accordance with standards established by the the American Institute of Certified Public Accountants, the unaudited interim financial information of Sears, Roebuck and Co. for the periods ended April 1, 1995 and April 2, 1994, as indicated in our report dated May 15, 1995; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the quarter ended April 1, 1995, is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
May 19, 1995